SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
___________________

AMENDMENT NO. 2
to
SCHEDULE 13E-3

(Rule 13e-3)

RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

Lake Area Corn Processors, LLC
(Name of Issuer)

Lake Area Corn Processors, LLC
(Name of Person(s) Filing Statement)

Class A Membership Units
(Title of Class of Securities)

Not Applicable
(CUSIP Number of Class of Securities)

Joseph F. Leo
Brown, Winick, Graves, Gross and Baskerville, PLC
666 Grand Avenue, Suite 2000
Des Moines, Iowa 50309
(515) 242-2400

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check appropriate box):

a. ☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐ The filing of a registration statement under the Securities Act of 1933.

c. ☐ A tender offer.

d. ☐ None of the above.

Check the following box if the solicitation materials or information statement referred to in checking box (a) are preliminary copies. ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representations to the contrary is a criminal offense.

______________________________________________________________________________

INTRODUCTION

This Amendment No. 2 to the Rule 13E-3 Transaction Statement on Schedule 13E-3 (this “Second Amended Transaction Statement”) amends and supersedes the Rule 13E-3 Transaction Statement on Schedule 13E-3 originally filed with the Securities and Exchange Commission (the “Commission”) on July 25, 2024 (together, with the exhibits filed thereto, the “Original Statement”) and Amendment No. 1 to the Original Statement filed with the Commission on August 28, 2024 (together, with the exhibits filed thereto, the “First Amendment”).

This Second Amended Transaction Statement is being filed by Lake Area Corn Processors, LLC, a South Dakota limited liability company (the “Issuer” or “We”) as a final amendment to report the result of the Rule 13E-3 transaction subject to this Second Amended Transaction Statement and further described in the definitive proxy statement filed by the Company pursuant to Regulation 14A under the Exchange Act on August 28, 2024 (the “Definitive Proxy Statement”).

On October 22, 2024 our Members approved the proposed Fourth Amended and Restated Operating Agreement (the “Fourth A&R Operating Agreement”) that resulted in a reclassification of a portion of our Units into newly authorized Class B, Class C, and Class D Units (the “Reclassification”). The effective date of the Reclassification will be October 23, 2024.

The Class A Units held by our Members owning 50,000 or more of our Class A Units are remaining as Class A Units with different voting rights than previously held, as described in the Fourth A&R Operating Agreement; the Class A Units held by our Members owning between 49,999 and 20,001 Class A Units have been reclassified into Class B Units; The Class A Units held by our Members owning exactly 20,000 of our Class A Units have been reclassified into Class C Units; and the Class A Units of our Members holding less than 20,000 of our Class A Units have been reclassified into Class D Units.

The Reclassification has reduced the number of holders of our Class A Units to less than 300 unit holders, enabling the Company to terminate its registration and suspend its reporting obligations with the Securities and Exchange Commission. The Company expects to file a Form 15 with the Securities and Exchange Commission to cease reporting as a public company as soon as practicable.

The information contained in the Definitive Proxy Statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the Definitive Proxy Statement.

All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

TRANSACTION STATEMENT

ITEM 1. Summary Term Sheet
(Reg. M-A 1001)

The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET" and "QUESTIONS AND ANSWERS ABOUT THE RECLASSIFICATION" is hereby incorporated herein by reference.

ITEM 2. Subject Company Information
(Reg. M-A 1002)

(a)    The information set forth in the Proxy Statement under the caption "QUESTIONS AND ANSWERS ABOUT THE RECLASSIFICATION–Who Can Help Answer My Questions" is hereby incorporated herein by reference.

(b)    The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Overview" is hereby incorporated herein by reference.

(c)    The information set forth in the Proxy Statement under the caption "MARKET PRICE OF UNITS AND DISTRIBUTION INFORMATION–Market Information" is hereby incorporated herein by reference.

(d)    The information set forth in the Proxy Statement under the caption "MARKET PRICE OF UNITS AND DISTRIBUTION INFORMATION–Distributions" is hereby incorporated herein by reference.

(e)    Not applicable.

(f)    The information set forth in the Proxy Statement under the caption "MARKET PRICE OF UNITS AND DISTRIBUTION INFORMATION–Repurchase of Equity Securities" is hereby incorporated herein by reference.

ITEM 3. Identity and Background of Filing Person.
(Reg. M-A 1003(a) through (c))

(a)    The information set forth in the Proxy Statement under the caption "IDENTITY AND BACKGROUND OF FILING PERSONS" is hereby incorporated herein by reference.

(b)    The information set forth in the Proxy Statement under the caption "IDENTITY AND BACKGROUND OF FILING PERSONS" is hereby incorporated by reference.

(c)    The information set forth in the Proxy Statement under the caption "IDENTITY AND BACKGROUND OF FILING PERSONS" is hereby incorporated by reference.

ITEM 4. Terms of the Transaction.
(Reg. M-A 1004(a) and (c) through (f))

(a)    The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE RECLASSIFICATION," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Overview," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Background," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Purpose and Structure of the Reclassification," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Effects of the Reclassification on LACP," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Effects of the Reclassification on Unit Holders of LACP,” “SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Material Federal Income Tax Consequences of the Reclassification”, "THE FOURTH AMENDED AND RESTATED OPERATING AGREEMENT", "PROPOSAL ONE (1) APPROVE THE FOURTH AMENDED AND RESTATED OPERATING AGREEMENT” AND “PROPOSAL (2) RECLASSIFICATION OF A PORTION OF THE COMPANY’S UNITS” are hereby incorporated herein by reference.

(c)    The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE RECLASSIFICATION," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Overview," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fairness of the Reclassification," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Effects of the Reclassification on Unit Holders of LACP" and "THE FOURTH AMENDMENT TO THE AMENDED AND RESTATED OPERATING AGREEMENT" is hereby incorporated herein by reference.

(d)    The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Appraisal and Dissenters Rights" is hereby incorporated herein by reference.

(e)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fairness of the Reclassification" and "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Factors Not Considered Material" is hereby incorporated herein by reference.

(f)    Not applicable.

ITEM 5. Past Contracts, Transactions, Negotiations and Agreements.
(Reg. M-A 1005(a) through (c) and (e))

(a)    The information set forth in the Proxy Statement under the caption "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" is hereby incorporated herein by reference.

(b)    Not applicable.

(c)    Not applicable.

(e)    Not applicable.

ITEM 6. Purposes of the Transaction and Plans or Proposals.
(Reg M-A 1006(b) and (c)(1) through (8))

(b)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Purpose and Structure of the Reclassification" and "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Effects of the Reclassification on LACP" is hereby incorporated herein by reference.

(c)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Effects of the Reclassification on LACP," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Effects of the Reclassification on Unit Holders of LACP", “MARKET PRICE OF UNITS AND DISTRIBUTION INFORMATION - Distributions” and "THE FOURTH AMENDED AND RESTATED OPERATING AGREEMENT" is hereby incorporated herein by reference.

ITEM 7. Purposes, Alternatives, Reasons and Effects.
(Reg. M-A 1013)

(a)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Background," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Reasons for the Reclassification" and "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Purpose and Structure of the Reclassification" is hereby incorporated herein by reference.

(b)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Background," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Reasons for the Reclassification," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fairness of the Reclassification" and "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Factors Not Considered Material" is hereby incorporated herein by reference.

(c)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Background," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Reasons for the Reclassification" and "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Purpose and Structure of the Reclassification" is hereby incorporated herein by reference.

(d)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Effects of the Reclassification on LACP," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Effects of the Reclassification on Unit Holders of LACP", "SPECIAL

FACTORS RELATED TO THE RECLASSIFICATION–Material Federal Income Tax Consequences of the Reclassification" and “THE FOURTH AMENDED AND RESTATED OPERATING AGREEMENT” is hereby incorporated herein by reference.

ITEM 8. Fairness of the Transaction
(Reg. M-A 1014)

(a)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Background", “SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fairness of the Reclassification” and "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Board Recommendation" is hereby incorporated herein by reference.

(b)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fairness of the Reclassification," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Factors Not Considered Material" and "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Board Recommendation" is hereby incorporated herein by reference.

(c)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fairness of the Reclassification" and “ABOUT THE SPECIAL MEETING" is hereby incorporated herein by reference.

(d)    The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fairness of the Reclassification" is hereby incorporated herein by reference.

(e)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Background" and "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Board Recommendation" is hereby incorporated herein by reference.

(f)    Not applicable.

ITEM 9. Reports, Opinions, Appraisals and Negotiations.
(Reg. M-A 1015)

(a)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fairness of the Reclassification," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Factors Not Considered" and "OTHER MATTERS–Reports, Opinions, Appraisals and Negotiations" is hereby incorporated herein by reference.

(b)    Not applicable.

(c)    Not applicable.

ITEM 10. Source and Amounts of Funds or Other Consideration.
(Reg. M-A 1007)

(a)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fees and Expenses; Financing of the Reclassification" is hereby incorporated herein by reference.

(b)    Not applicable.

(c)    The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fees and Expenses" is hereby incorporated herein by reference.

(d)    Not applicable.

ITEM 11. Interest in Securities of the Subject Company.
(Reg M-A 1008)

(a)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Interests of Certain Persons in the Reclassification" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is hereby incorporated herein by reference.

(b)    The information set forth in the Proxy Statement under the caption "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT–Recent Transactions" is hereby incorporated herein by reference.

ITEM 12. The Solicitation or Recommendation.
(Reg. M-A 1012(d) and (e))

(d)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Interests of Certain Persons in the Reclassification" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is hereby incorporated herein by reference.

(e)    The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Board Recommendation" is hereby incorporated herein by reference.

ITEM 13. Financial Statements.
(Reg M-A 1010(a) and (b))

(a)    The information set forth in the Proxy Statement under the caption "EXHIBITS INCORPORATED BY REFERENCE" and “FINANCIAL INFORMATION–Summary Financial Information” is hereby incorporated herein by reference. In addition, the following documents are incorporated by reference herein:

•    Our Annual Report on Form 10-K/A for fiscal year ended December 31, 2023, including audited financial information, filed with the SEC on March 12, 2024.

•    Our Quarterly Report on Form 10-Q for the period ended June 30, 2024, including unaudited financial information, filed with the SEC on August 13, 2024.

(b)    The information set forth in the Proxy Statement under the caption "FINANCIAL INFORMATION–Pro Forma Information" is hereby incorporated herein by reference.

ITEM 14. Persons/Assets, Retained, Employed, Compensated or Used.
(Reg. M-A 1009)

(a)    The information set forth in the Proxy Statement under the captions “ABOUT THE SPECIAL MEETING– Solicitation of Proxies; Expenses of Solicitation” and "QUESTIONS AND ANSWERS ABOUT THE RECLASSIFICATION" is hereby incorporated herein by reference.

(b)    The information set forth in the Proxy Statement under the captions “ABOUT THE SPECIAL MEETING– Solicitation of Proxies; Expenses of Solicitation” and "QUESTIONS AND ANSWERS ABOUT THE RECLASSIFICATION" is hereby incorporated herein by reference.

ITEM 15. Additional Information.
(Reg. M-A 1011(b) and (c))

(b)    Not Applicable, the Issuer is not being acquired or merged.

(c)    The information set forth in the Proxy Statement, including all appendices attached thereto, is hereby incorporated herein by reference.

ITEM 16. Material to be Filed as Exhibits.
(Reg. M-A 1016(a) through (d), (f) and (g))

(a)    All documents specified in Item 1016(a) through (d), (f) and (g)

(a)(1)    Definitive Proxy Statement filed by the Company on August 28, 2024 together with all amendments thereto, appendices and proxy card.*

(a)(2)    Discussion Materials prepared by the Company dated April 9, 2024 and sent to the Company’s members (furnished as Exhibit 99.1 to Lake Area Corn Processor LLC’s, Current Report on Form 8-K filed with the Commission on June 28, 2024 and incorporated herein by reference).

(a)(2)    Member Newsletter prepared by the Company dated May, 2024 and sent to the Company’s members (furnished as Exhibit 99.1 to Lake Area Corn Processor LLC’s, Current Report on Form 8-K filed with the Commission on June 28, 2024 and incorporated herein by reference).

(a)(2)     Notice of Informational Meetings and Unit Transfer Deadline prepared by the Company and sent to the Company’s members in conjunction with the Definitive Proxy Statement, filed on Form DEFA14A with the Commission on August 28, 2024 and incorporated herein by reference.

(a)(2)    Member Newsletter prepared by the Company dated August, 2024 and sent to the Company’s members, filed with the Commission on Schedule 14A as Definitive Additional Materials on September 4, 2024.

(a)(2)    Member Q&A prepared by the Company and sent to the Company’s members, filed with the Commission on Schedule 14A as Definitive Additional Materials on September 10, 2024.

(a)(2)    Member Q&A prepared by the Company dated August, 2024 and posted to the Company’s website, filed with the Commission on Schedule 14A as Definitive Additional Materials on September 10, 2024.

(a)(2)    Member Q&A concerning Suspension of Trading prepared by the Company and posted to the Company’s website, filed with the Commission on Schedule 14A as Definitive Additional Materials on September 24, 2024.

(a)(2)    Member Letter, reminder to vote, prepared by the Company and mailed to certain members of the Company, filed with the Commission on Schedule 14A as Definitive Additional Materials on September 27, 2024.

(a)(2)    Facebook Post prepared by the Company and posted on the Facebook Page of Dakota Ethanol, LLC, the Company’s wholly owned subsidiary, filed with the Commission on Schedule 14A as Definitive Additional Materials on October 2, 2024.

(a)(2)    Member Letter, reminder to vote, prepared by the Company and mailed to certain members of the Company, filed with the Commission on Schedule 14A as Definitive Additional Materials on October 9, 2024.

(b)    Not applicable.

(c)    Not applicable.

(d)    The Fourth Amended and Restated Operating Agreement of the Company, to be entered into effective as of October 23, 2024, filed herewith as Exhibit 99.1.

(f)    Not applicable.

(g)    Not applicable.

(b) Exhibit EX - Filing Fees - Table - The transaction valuation, fee rate, amount of filing fee.

_______________________

*Incorporated by reference to the Company's Definitive Proxy Statement, filed with the SEC on August 28, 2024.

SIGNATURES

After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

LAKE AREA CORN PROCESSORS, LLC

Date:	October 22, 2024	/s/ Scott Mundt
Scott Mundt
Chief Executive Officer
(Principal Executive Officer)

Date:	October 22, 2024	/s/ Robbi Buchholtz
Robbi Buchholtz
Chief Financial Officer
(Principal Financial Officer)